

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 28, 2017

Michel Atlidakis
President
The Diamond Cartel, Inc.
28 Banting Crescent
London, Ontario
Canada N6G 4G2

      Re: The Diamond Cartel, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Responses Dated July 11, 2017 and July 12, 2017
             File No. 333-215884

Dear Mr. Atlidakis:

      We have reviewed your July 11, 2017 and July 12, 2017 responses to our comment letter and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2017 letter.

General

1. We note your response to our prior comment 1 and reissue. We do not believe that the analyses you provide, nor the examples of other transactions you believe are comparable, are persuasive that Rule 419 should not apply to your offering. We note, particularly, that you are seeking to register $150,000 in common shares and that such shares are not being offered in an effort to raise funds for an acquisition, but rather in hopes of exchanging the shares with a yet to be identified target company you wish to acquire. There is also no evidence that your securities will not be a penny stock upon the

successful consummation of this offering. Please revise your registration statement throughout to comply with Rule 419 of Regulation C under the Securities Act.

2. We note your response to our prior comment 3 and your belief that you cannot provide the disclosure required by Form S-4 since you have not identified a potential acquisition and that such disclosure will be provided by means of a post-effective amendment. Please provide support for your belief that you are permitted to register shares for the purpose of offering such shares as consideration to acquire another company without providing S-4 level disclosure.   Please also address in your response how the anticipated offering complies with Rule 419. We may have further comment once we review your response.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William T. Hart